                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                            -----------------------

                                   FORM 11-K


                       PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            -----------------------


(Mark One)


        [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                  FOR THE TRANSITION PERIOD FROM       TO


                            -----------------------

                          COMMISSION FILE NO. 0-25078


A.  FULL TITLE OF THE PLAN

                  PHAMIS INC. SALARY SAVINGS AND DEFERRAL PLAN


B. NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                           PHAMIS, INC.
                           1001 4TH AVENUE PLAZA
                           SUITE 1500
                           SEATTLE, WA 98154-1144

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS AND EXHIBIT

ITEM (4) (A)    INDEPENDENT AUDITORS' REPORT

                FINANCIAL STATEMENTS:

                STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS,
                DECEMBER 31, 1995 AND 1994

                STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, YEARS ENDED DECEMBER 31, 1995 AND 1994

                NOTES TO FINANCIAL STATEMENTS

                SCHEDULE 1-LINE 27A - SCHEDULE OF ASSETS HELD FOR
                INVESTMENT PURPOSES, DECEMBER 31, 1995

                SCHEDULE 2-LINE 27D - SCHEDULE OF REPORTABLE
                TRANSACTIONS, YEAR ENDED DECEMBER 31, 1995

         (B)    EXHIBIT:

                CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED ON THEIR BEHALF HEREUNTO DULY AUTHORIZED.


                                   PHAMIS INC. SALARY SAVINGS AND DEFERRAL PLAN


                                      /s/ Gregg Blodgett
DATE:  JUNE 28, 1996               BY:__________________________________________
                                      GREGG BLODGETT
                                      VICE PRESIDENT, FINANCE, CFO AND TREASURER

                   INDEX OF FINANCIAL STATEMENTS AND EXHIBIT


                                                              SEQUENTIALLY
ITEM                         DESCRIPTION                      NUMBERED PAGE
- -------  ---------------------------------------------------  -------------

4 (A)    INDEPENDENT AUDITORS' REPORT                               4

         FINANCIAL STATEMENTS:

         STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS,               5
         DECEMBER 31, 1995 AND 1994

         STATEMENTS OF CHANGES IN ASSETS AVAILABLE                  6
         FOR BENEFITS, YEARS ENDED DECEMBER 31, 1995
         AND 1994

         NOTES TO FINANCIAL STATEMENTS                             7-15

         SCHEDULE 1-LINE 27A-SCHEDULE OF ASSETS HELD                16
         FOR INVESTMENT PURPOSES, DECEMBER 31, 1995

         SCHEDULE 2-LINE 27D-SCHEDULE OF REPORTABLE                 17
         TRANSACTIONS, YEAR ENDED DECEMBER 31, 1995

  (B)    EXHIBIT:

         CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS        18


[KPMG LOGO APPEARS HERE]

                  [PEAT MARWICK LLP LETTERHEAD APPEARS HERE]


                          INDEPENDENT AUDITORS' REPORT
- --------------------------------------------------------------------------------


Plan Administration Committee
PHAMIS Inc.
   Salary Savings and Deferral Plan:


We have audited the accompanying statements of assets available for benefits of PHAMIS Inc. Salary Savings and Deferral Plan (Plan) as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits as of December 31, 1995 and 1994, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                            KPMG PEAT MARWICK LLP

Seattle, Washington
April 4, 1996

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                  STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1995 AND 1994



- -----------------------------------------------------------------
                                               1995       1994
- -----------------------------------------------------------------
Investments at fair value:
  Money market funds                       $   186,806     33,187
  Certificates of deposit                         -       125,000
  Common stock                               3,795,029    659,232
  Mutual funds                               2,984,572  1,664,943
  Self-directed investments of
   participants                              1,242,024    926,973
  Loans to participants                        120,562    132,174
                                           -----------  ---------
                                             8,328,993  3,541,509
                                           -----------  ---------

Receivables:
  Sponsor                                       23,209     12,856
  Participants                                  37,100     31,544
  Other                                          3,227      2,367
                                           -----------  ---------
                                                63,536     46,767
                                           -----------  ---------

Accrued interest                                 -            664
- -----------------------------------------------------------------
       Assets available for benefits       $ 8,392,529  3,588,940
- -----------------------------------------------------------------



See accompanying notes to financial statements.

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                     YEARS ENDED DECEMBER 31, 1995 AND 1994



- -----------------------------------------------------------------
                                               1995        1994
- -----------------------------------------------------------------

Additions to assets available for
 benefits attributed to:
Investment income:
    Dividends                              $   230,279    100,389
    Interest                                    35,068     13,135
    Net appreciation (depreciation) in
     fair value of investments:
      Common stock                             806,756    464,696
      Mutual funds                             367,555    (85,984)
      Self-directed investments of
       participants                            213,519     85,113
                                            ----------  ---------
                                             1,387,830    463,825
                                            ----------  ---------
                                             1,653,177    577,349
                                            ----------  ---------
  Contributions:
    Sponsor                                    164,885     94,248
    Participants                             1,072,110    740,069
    Rollovers                                  134,989     73,926
                                            ----------  ---------
                                             1,371,984    908,243
                                            ----------  ---------
Transfer from PHAMIS Inc. Employee
 Stock Ownership Plan                        1,930,445      -
                                            ----------  ---------
          Total additions                    4,955,606  1,485,592
                                            ----------  ---------

Deductions from assets available for
 benefits attributed to benefits paid
 to participants                               152,017     73,079
                                            ----------  ---------

          Net increase in assets
           available for benefits            4,803,589  1,412,513

Assets available for benefits at
 beginning of year                           3,588,940  2,176,427
                                            ----------  ---------

Assets available for benefits at end of     $8,392,529  3,588,940
 year
- -----------------------------------------------------------------




See accompanying notes to financial statements.

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994

- --------------------------------------------------------------------------------

(1)  PLAN DESCRIPTION

     (A) GENERAL

         The following description of the PHAMIS Inc. Salary Savings and Deferral Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan established in 1984 to provide a deferred income savings plan for employees of PHAMIS, Inc. (Sponsor). The Plan's provisions permit tax deferred contributions by participants pursuant to section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Effective October 1, 1995, the PHAMIS Inc. Employee Stock Ownership Plan (ESOP) merged with the Plan.

     (B) PLAN ADMINISTRATION

         The Sponsor is the Plan administrator and has appointed an administrative committee to administer the Plan. The members of the administrative committee also serve as trustees of the Plan. The assets of the Plan are held by Smith Barney, Inc. Certain services are performed by Howard Johnson & Company based upon information provided by the Plan administrator. Administrative expenses of the Plan are paid by the Sponsor.

         On January 1, 1996, the assets of the Plan were transferred from Smith Barney, Inc. to Northwestern Trust and Investors Advisory Company, the new trustee of the Plan.

     (C) ELIGIBILITY, CONTRIBUTIONS AND PARTICIPANT ACCOUNTS

         All non-union employees of the Sponsor are eligible to participate in the Plan after completing one hour of service, and become eligible for the employer matching contribution on the first day of the calendar quarter immediately following completion of one year of service (defined as a Plan year during which a participant completes at least 1,000 hours of service). All eligible employees of the Sponsor are participants in the Plan whether or not actual contributions are made.

         Participants may contribute between 1% and 15% of their pretax salary, limited by the Internal Revenue Code to $9,240 in 1995 and 1994. Through December 31, 1994, pretax contributions were matched by the employer at 25% up to $1,000 per employee per year.

         Participants have the option of directing their contributions into any one or more of the Plan's investment accounts. Through December 31, 1994, the employer matching contribution was allocated among the investment accounts in the same manner as the participant contributions or entirely to the PHAMIS, Inc. Stock Fund as elected by the participant.

                                                                     (Continued)

                                  PHAMIS INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

                         NOTES TO FINANCIAL STATEMENTS

- -------------------------------------------------------------------------------



         Effective January 1, 1995, the employer matching contributions increased to 50% of the participant's contributions up to $1,000 per employee per year and consist of PHAMIS, Inc. company stock only. The employer matching contributions will be required to remain in the PHAMIS, Inc. Stock Fund until termination of employment, disability or death.

         Effective January 1, 1996, the maximum matching contribution will increase to $1,500 per employee.

         A description of each of the available funds as of December 31, 1995 follows:

          . MONEY MARKET FUND--Invests in certificates of deposit and the Smith Barney, Inc. Money Funds Inc. Cash Portfolio.

          . PHAMIS, INC. STOCK FUND--Invests in PHAMIS, Inc. common stock.
            Effective January 1, 1995, participants are allowed to allocate up to 100% of their contributions to this fund. In 1994, participants were allowed to allocate up to 10% of total contributions to this fund.

          . BOND FUND OF AMERICA--Invests at least 60% of its assets in securities rated A or better by Moody's or Standard & Poor's bond rating services and can invest in lower rated, higher risk securities when appropriate, as well as in non-U.S. bonds.

          . GROWTH FUND OF AMERICA--Invests in cyclical companies, depressed industries, turnarounds and value situations as well as growth stocks seeking to offer superior opportunities for growth of capital. These investments generally assume higher risks in exchange for the opportunity for higher returns.

          . WASHINGTON MUTUAL INVESTORS FUND--Seeks current income and an opportunity for growth of principal consistent with sound common stock investing. The fund invests only in companies which satisfy certain specifications regarding earnings, dividends, capital and liquidity.

          . SELF-DIRECTED FUND--Investments are made at the direction of the participant. Participants may invest in a wide range of investments, generally limited to publicly traded securities. All contributions to the fund are invested through Smith Barney, Inc.

          . LOAN FUND--Allows participants to borrow up to 50% of their total account balance subject to certain limitations.

                                                                     (Continued)

                         NOTES TO FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------

       Effective April 1, 1996, the Sponsor removed the Money Market Fund and the Growth Fund of America and added the AIM Limited Maturity Treasury Shares Fund, the AIM Value Fund, the Kaufmann Fund, and the Templeton Foreign Fund. Participants may allocate their existing Money Market Fund and Growth Fund of America balances to any one or more of the available investment funds.

       In addition, effective April 1, 1996, the Sponsor eliminated the self-directed investment option. Participants with self-directed investments must transfer their investments into one or more of the remaining available funds by December 31, 1996.

       The ESOP Fund represents the assets transferred from the PHAMIS Inc. Employee Stock Ownership Plan. No contributions may be made to this Fund.

       On a quarterly basis, each participant's account is credited for an allocation of each investment fund's earnings based on the participant's weighted average account balance in each fund for the quarter. Self-directed accounts are credited with the actual earnings from the participant's investments.

   (D) VESTING AND PAYMENT OF BENEFITS

       Participants are 100% vested at all times in their contributions, the employer matching contributions and the earnings thereon.

       Amounts forfeited by participants in the ESOP who had terminated employment prior to the merger of the ESOP with the Plan may be reinstated upon reemployment by the Sponsor within five years of the date of termination or withdrawal from the Plan as provided by the Plan. Otherwise, the forfeitures will be reallocated to the remaining participants. Forfeitures subject to reinstatement under this provision are $13,007 at December 31, 1995.

       Participants are eligible to receive distributions upon termination of employment, upon becoming permanently disabled, upon retirement, or upon request for a hardship withdrawal prior to termination. Distributions are paid in a single lump sum or, if the account balance exceeds $3,500 and at the participant's election, by payment in monthly, quarterly or annual installments over a fixed reasonable period of time not to exceed the combined life expectancy of the participant and beneficiary.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) BASIS OF PRESENTATION

        The accompanying financial statements have been prepared on the accrual basis of accounting.

    (B) INVESTMENTS

        Investments other than loans to participants are stated at fair value based on quoted market prices. Loans to participants are valued at cost, which approximates fair value.

                                                                     (Continued)

                                  PHAMIS INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

                         NOTES TO FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------

        Net appreciation or depreciation includes both realized and unrealized gains and losses. Purchases and sales of investments are recorded on a trade-date basis.

   (C)  USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires the use of estimates and assumptions that affect the reported amounts and disclosure of contingent liabilities in the accompanying financial statements and supplemental schedules. Actual results could differ from those estimates.

(3) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 at December 31:


                                              1995         1994
                                           -----------   ---------

Assets available for benefits per the
 financial statements                       $8,392,529   3,588,940
Amounts allocated to withdrawing
 participants                                   (5,110)      -
                                           -----------   ---------
          Assets available for benefits
           per the Form 5500                $8,387,419   3,588,940
                                           -----------   ---------

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995:


Benefits paid to participants per the
 financial statements                      $ 152,017
Amounts allocated to withdrawing
 participants                                  5,110
                                           ---------
          Benefits paid to participants
           per the Form 5500               $ 157,127
                                           ---------

   Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(4)  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Sponsor by a letter dated September 20, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.



                                                                     (Continued)

                         NOTES TO FINANCIAL STATEMENTS


- --------------------------------------------------------------------------------


(5)  PLAN TERMINATION

     Although it has not expressed an intent to do so, the Sponsor reserves the right to discontinue matching contributions or to terminate the Plan at any time. If terminated, Plan assets would be distributed to participants according to their account balances.

(6)  INVESTMENTS

     The following table presents the assets held for investment purposes at December 31:

                                                   1995                     1994
                                        --------------------------------------------------
                                          Principal                Principal
                                          amount or      Invest-   amount or      Invest-
                                          number of       ment     number of       ment
                                           shares         value     shares         value
                                        --------------------------------------------------
Smith Barney, Inc. Money Funds Inc.
 Cash Portfolio                             186,806   $   186,806     33,187   $    33,187
                                        --------------------------------------------------
Certificates of deposit:
  AT&T Universal Financial Corp, 5.20%,
   due February 22, 1995                      -             -         40,000        40,000
  First Federal of Michigan, 5.45%, due
   March 15, 1995                             -             -         40,000        40,000
  First Heights Bank, FSB, 4.80%, due
   January 25, 1995                           -             -         45,000        45,000
                                        --------------------------------------------------
          Total certificates of deposit       -             -        125,000       125,000
                                        --------------------------------------------------
Common stock - PHAMIS, Inc.                 127,564     3,795,029     36,624       659,232
                                        --------------------------------------------------
Mutual funds:
  Bond Fund of America                       21,433       297,488     13,561       172,093
  Growth Fund of America                     55,362     1,690,764     38,543       984,006
  Washington Mutual Investors Fund           45,349       996,320     30,216       508,844
                                        --------------------------------------------------
          Total mutual funds                122,144     2,984,572     82,320     1,664,943
                                        --------------------------------------------------
Self-directed investments of
 participants                                           1,242,024                  926,973
Loans to participants                                     120,562                  132,174
                                                      -----------              -----------
          Total investments                           $ 8,328,993              $ 3,541,509
                                                      -----------              -----------


                                                                     (Continued)

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                         NOTES TO FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
(7) ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN ASSETS AVAILABLE FOR BENEFITS
    BY FUND

    Assets available for benefits as of December 31 and changes in assets available for benefits for the years then ended are allocated by fund as follows:


                                                                                1995
                              ------------------------------------------------------------------------------------------------------

                                             PHAMIS,                           Washington
                                  Money       Inc.         Bond      Growth      Mutual       Self-
                                 Market      Stock       Fund of    Fund of     Investors   Directed    Loan      ESOP
                                  Fund        Fund       America    America       Fund        Fund      Fund      Fund      Total
                              ------------------------------------------------------------------------------------------------------

Investments at fair value:
  Money market funds             $177,886        8,888          -           7           10          -        -         15    186,806

  Common stock                          -    1,697,118          -           -            -          -        -  2,097,911  3,795,029

  Mutual funds                          -            -    297,488   1,690,764      996,320          -        -          -  2,984,572

  Self-directed
   investments of
   participants                         -            -          -           -            -  1,242,024        -          -  1,242,024

  Loans to participants                 -            -          -           -            -          -  120,562          -    120,562

                                 --------    ---------    -------   ---------    ---------  ---------  -------  ---------  ---------

                                  177,886    1,706,006    297,488   1,690,771      996,330  1,242,024  120,562  2,097,926  8,328,993

                                 --------    ---------    -------   ---------    ---------  ---------  -------  ---------  ---------


Receivables:
  Sponsor                               -       23,209          -           -            -          -        -          -     23,209

  Participants                      1,909        5,944      3,601      14,040        9,213      2,393        -          -     37,100

  Other                                19        1,181         72         783          224        948        -          -      3,227

                                 --------    ---------    -------   ---------    ---------  ---------  -------  ---------  ---------

                                    1,928       30,334      3,673      14,823        9,437      3,341        -          -     63,536

                                 --------    ---------    -------   ---------    ---------  ---------  -------  ---------  ---------

          Assets available
           for benefits          $179,814    1,736,340    301,161   1,705,594    1,005,767  1,245,365  120,562  2,097,926  8,392,529

                                 --------    ---------    -------   ---------    ---------  ---------  -------  ---------  ---------


                                                                                                                         (Continued)



                                                   NOTES TO FINANCIAL STATEMENTS
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                          1995
                          ------------------------------------------------------------------------------------------------------
                                       PHAMIS,                         WASHINGTON
                             MONEY      INC.       BOND      GROWTH      MUTUAL        SELF-
                             MARKET     STOCK    FUND OF    FUND OF     INVESTORS     DIRECTED       LOAN     ESOP
                              FUND      FUND     AMERICA    AMERICA       FUND          FUND         FUND     FUND       TOTAL
                          ------------------------------------------------------------------------------------------------------
Additions to assets
 available for benefits
 attributed to:
  Investment income:
    Dividends             $       -           -   19,083     129,501       69,915          11,780        -           -    230,279
    Interest                  8,083       2,417        -           -            -          11,420   13,148           -     35,068
    Net appreciation in
     fair value of
     investments:
       Common stock               -     639,275        -           -            -               -        -     167,481    806,756
       Mutual funds               -           -   21,409     173,247      172,899               -        -           -    367,555
       Self-directed
        investments of
        participants              -           -        -           -            -         213,519        -           -    213,519
                           --------   ---------  -------   ---------    ---------       ---------   ------   ---------  ---------
                                  -     639,275   21,409     173,247      172,899         213,519        -     167,481  1,387,830
                           --------   ---------  -------   ---------    ---------       ---------   ------   ---------  ---------
                              8,083     641,692   40,492     302,748      242,814         236,719   13,148     167,481  1,653,177
                           --------   ---------  -------   ---------    ---------       ---------   ------   ---------  ---------
  Contributions:
    Sponsor                       -     164,885        -           -            -               -        -           -    164,885
    Participants             62,004     202,889   97,865     381,499      222,905         104,948        -           -  1,072,110
    Rollovers                 7,588      11,272    5,254      44,498       54,122          12,255        -           -    134,989
                           --------   ---------  -------   ---------    ---------       ---------   ------   ---------  ---------
                             69,592     379,046  103,119     425,997      277,027         117,203        -           -  1,371,984
  Transfer from PHAMIS
   Inc. Employee Stock
   Ownership Plan                 -           -        -           -           -               -        -    1,930,445  1,930,445
                           --------   ---------  -------   ---------    ---------       ---------   ------   ---------  ---------
         Total additions     77,675   1,020,738  143,611     728,745      519,841         353,922   13,148   2,097,926  4,955,606
                           --------   ---------  -------   ---------    ---------       ---------   ------   ---------  ---------
Net interfund transfers      (6,498)     48,376  (17,202)     (7,765)     (33,178)         41,027  (24,760)          -          -
                           --------   ---------  -------   ---------    ---------       ---------   ------   ---------  ---------
Deductions from assets
 available for benefits
 attributed to benefits
 paid to participants        41,662      11,344        -      13,578        4,134          81,299        -           -    152,017
                           --------   ---------  -------   ---------    ---------       ---------   ------   ---------  ---------
         Net increase
          (decrease) in
          assets available
          for benefits       29,515   1,057,770  126,409     707,402      482,529         313,650  (11,612)  2,097,926  4,803,589
Assets available for
 benefits at beginning of
 year                       150,299     678,570  174,752     998,192      523,238         931,715  132,174           -  3,588,940
                           --------   ---------  -------   ---------    ---------       ---------   ------   ---------  ---------
Assets available for
 benefits at end of year   $179,814   1,736,340  301,161   1,705,594    1,005,767       1,245,365  120,562   2,097,926  8,392,529
                           --------   ---------  -------   ---------    ---------       ---------   ------   ---------  ---------

                                                                                                                         (Continued)




                                                            PHAMIS INC.
                                                 SALARY SAVINGS AND DEFERRAL PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
 -----------------------------------------------------------------------------------------------------------------------------------


                                                                                1994
                              ------------------------------------------------------------------------------------------------------

                                               PHAMIS,          Bond        Growth      Washington
                                   Money        Inc.            Fund         Fund         Mutual         Self-
                                  Market        Stock            of           of        Investors      Directed   Loan
                                   Fund         Fund          America      America         Fund           Fund    Fund       Total
                               -----------------------------------------------------------------------------------------------------

Investments at fair value:
  Money market funds              $ 22,322      10,834             2           20               9            -         -     33,187
  Certificates of deposit          125,000           -             -            -               -            -         -    125,000
  Common stock                           -     659,232             -            -               -            -         -    659,232
  Mutual funds                           -           -       172,093       984,006        508,844            -         -  1,664,943
  Self-directed
   investments of
   participants                          -           -             -             -              -      926,973         -    926,973
  Loans to participants                  -           -             -             -              -            -   132,174    132,174
                                  --------     --------       -------      -------        -------      -------   -------  ---------

                                   147,322      670,066       172,095      984,026        508,853      926,973   132,174  3,541,509
                                  --------     --------       -------      -------        -------      -------   -------  ---------

Receivables:
  Sponsor                              204       6,655            517        3,581          1,863           36         -     12,856
  Participants                       2,067       1,753          2,116       14,215          7,855        3,538         -     31,544
  Other                                 42          96             24          864            173        1,168         -      2,367
                                  --------     --------       -------      -------        -------      -------   -------  ---------

                                     2,313       8,504          2,657       18,660          9,891        4,742         -     46,767
Interfund
 receivable/payable                      -           -              -       (4,494)         4,494           -          -          -
Accrued interest                       664           -              -            -              -           -          -        664
                                  --------     --------       -------      -------        -------      -------   -------  ---------

         Assets available
         for benefits             $150,299      678,570       174,752      998,192        523,238      931,715   132,174  3,588,940

                                  --------     --------       -------      -------        -------      -------   -------  ---------


                                                                                                                         (Continued)




                                                   NOTES TO FINANCIAL STATEMENTS

 -----------------------------------------------------------------------------------------------------------------------------------

                                                                                1994
                              ------------------------------------------------------------------------------------------------------

                                               PHAMIS,          Bond        Growth      Washington
                                   Money        Inc.            Fund         Fund         Mutual         Self-
                                  Market        Stock            of           of        Investors      Directed   Loan
                                   Fund         Fund          America      America         Fund           Fund    Fund       Total
                               -----------------------------------------------------------------------------------------------------

Additions to assets
 available for benefits
 attributed to:
  Investment income:
    Dividends                    $  1,217        1,026        12,190        44,447         27,484       14,025        -     100,389
    Interest                        3,398            -             -             -              -          875     8,862     13,135
    Net appreciation
     (depreciation) in
     fair value of
     investments:
       Common stock                     -      464,696             -             -              -            -         -    464,696
       Mutual funds                     -            -       (19,847)      (40,841)       (25,296)           -         -    (85,984)
       Self-directed
        investments of
        participants                    -            -             -             -              -       85,113         -     85,113
                                 --------      -------       -------       -------        -------      -------   -------  ---------

                                        -      464,696       (19,847)      (40,841)       (25,296)      85,113         -    463,825
                                 --------      -------       -------       -------        -------      -------   -------  ---------

                                    4,615      465,722        (7,657)        3,606          2,188      100,013     8,862    577,349
                                 --------      -------       -------       -------        -------      -------   -------  ---------

  Contributions:
    Sponsor                         1,899       45,819         4,970        22,479         12,912        6,169         -     94,248
    Participants                   44,246       39,114        58,624       355,450        169,650       72,985         -    740,069
    Rollovers                         374          883             -        17,048         13,978       41,643         -     73,926
                                 --------      -------       -------       -------        -------      -------   -------  ---------

                                   46,519       85,816        63,594       394,977        196,540      120,797         -    908,243
                                 --------      -------       -------       -------        -------      -------   -------  ---------

     Total additions               51,134      551,538        55,937       398,583        198,728      220,810     8,862  1,485,592
                                 --------      -------       -------       -------        -------      -------   -------  ---------

Net interfund transfers           (27,003)      18,327       (35,599)       57,037        (23,791)     (27,233)   38,262          -
                                 --------      -------       -------       -------        -------      -------   -------  ---------

Deductions from assets
 available for benefits
 attributed to benefits
 paid to participants               2,699            -         1,274        38,716         11,334       19,056         -     73,079
                                 --------      -------       -------       -------        -------      -------   -------  ---------

      Net increase in
       assets available
       for benefits                21,432      569,865        19,064       416,904        163,603      174,521    47,124  1,412,513
Assets available for
 benefits at beginning of
 year                             128,867      108,705       155,688       581,288        359,635      757,194    85,050  2,176,427
                                 --------      -------       -------       -------        -------      -------   -------  ---------
Assets available for
 benefits at end of year         $150,299      678,570       174,752       998,192        523,238      931,715   132,174  3,588,940
                                 --------      -------       -------       -------        -------      -------   -------  ---------



                                                                      Schedule 1
                                                                      ----------

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

            LINE 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1995

- -------------------------------------------------------------------------------
                             Description of
                          investment, including
                           maturity date, rate
  Identity of issue,          of interest,
 borrower, lessor, or       collateral, par or
    similar party             maturity value            Cost      Current value
- --------------------------------------------------------------------------------
* Smith Barney, Inc.      Money Funds Inc. Cash
                           Portfolio                 $  186,806        186,806
  American Funds         Bond Fund of America,
                           21,433 shares                292,198        297,488
  American Funds         Growth Fund of
                           America, 55,362 shares     1,537,616      1,690,764
  American Funds         Washington Mutual
                           Investors Fund,
                           45,349 shares                852,136        996,320
* PHAMIS, Inc.           Common stock, 127,564
                           shares                       896,042      3,795,029
  Various                Self-directed
                           investments of
                           participants               1,121,618      1,242,024
  Various                Participant loans, 7%
                           to 10%                             -        120,562
- --------------------------------------------------------------------------------

* Party in interest of the Plan as defined by Section 3(14) of ERISA.

                                                                      Schedule 2
                                                                      ----------

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                LINE 27d-SCHEDULE OF REPORTABLE TRANSACTIONS(1)

                          YEAR ENDED DECEMBER 31, 1995

                                                                                                      CURRENT VALUE
                                                             PURCHASE     SELLING                      OF ASSET ON           NET
IDENTITY OF PARTY INVOLVED      DESCRIPTION OF ASSET          PRICE        PRICE      COST OF ASSET   TRANSACTION DATE      GAIN
- ------------------------------------------------------------------------------------------------------------------------------------

Smith Barney, Inc.           Money Funds Inc. Cash         $ 1,589,968           -       1,589,968        1,589,968               -
                              Portfolio
Smith Barney, Inc.           Money Funds Inc. Cash                   -    1,436,349      1,436,349        1,436,349               -
                              Portfolio
American Funds               Growth Fund of America            647,493            -        647,493          647,493               -
American Funds               Growth Fund of America                 -       119,114        100,216          119,114          18,898
American Funds               Washington Mutual                 351,532            -        351,532          351,532               -
                              Investors Fund
American Funds               Washington Mutual                       -       39,999         38,228           39,999           1,771
                              Investors Fund
- ------------------------------------------------------------------------------------------------------------------------------------

(1) Reportable transactions as defined in the Department of Labor's reporting regulations consist of (a) a single transaction in excess of 5% of the current value of Plan assets, (b) a series of transactions with or in conjunction with the same person, involving property other than securities, which amount in the aggregate to more than 5% of the current value of Plan assets, (c) a series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of total Plan assets and (d) any transaction with respect to securities with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with that same person in an amount in excess of 5% of the current value of Plan assets.
    The current value of Plan assets, to apply the definition of reportable transactions, is determined at the beginning of the Plan year.